UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 25 February 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr M Preece, a director of Major Subsidiaries
Gold Fields Operations (GFO) and GFI Joint Venture Ltd, and Ms TL
Harmse, acting Company Secretary of Gold Fields Ltd elected to
defer a portion of Performance Shares vested on 14 February 2020 in
terms of satisfying the Minimum Shareholding Requirement (MSR)
Policy.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to hold GFL shares for a five year period based on the
following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package

Executives may commit in accordance with the MSR through the
election prior to the determination of cash bonuses, vesting of
shares awarded or through personal investment to commit Gold Fields
shares toward the satisfaction of the MSR.

Details of the transactions are set out below:

	M Preece
Nature of transaction	Portion of Performance Shares vested on 14 February 2020 under the Gold Fields Limited 2012 Amended Share Plan, deferred to Restricted Shares in terms of the MSR obligation
Transaction Date	19 February 2020
Number of Shares	82,327
Class of Security	Ordinary Shares
Vesting Period	The plan vesting date is the date that the Performance Shares or Retention Shares would have vested and become unconditionally owned by the Executive.
Nature of interest	Direct and Beneficial
	TL Harmse
Nature of transaction	Portion of Performance Shares vested on 14 February 2020 under the Gold Fields Limited 2012 Amended Share Plan, deferred to Restricted Shares in terms of the MSR obligation
Transaction Date	19 February 2020

Number of Shares	40,000
Class of Security	Ordinary Shares
Vesting Period	The plan vesting date is the date that the Performance Shares or Retention Shares would have vested and become unconditionally owned by the Executive.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

24 February 2020
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 25 February 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer